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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

HALLADOR PETROLEUM COMPANY
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
406092205
(CUSIP Number)
Peter A. Leidel
410 Park Avenue, 19th Floor
New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 20, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	406092205	Page	2	of	4

1	NAMES OF REPORTING PERSONS: YORKTOWN ENERGY PARTNERS II, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1.   SECURITY AND ISSUER.
     This Amendment No. 1 amends the Schedule 13D filed on February 27, 1998 relating to the common stock (the “Common Stock”) of Hallador Petroleum Company (the “Company”) whose principal executive offices are located at 1660 Lincoln Street, Suite 2700, Denver, CO 80264.
Item 2.   IDENTITY AND BACKGROUND.
     This statement is filed by Yorktown Energy Partners II, L.P., a Delaware limited partnership (“Yorktown”). Yorktown’s principal office and business address is 410 Park Avenue, 19th Floor, New York, New York, 10022. The principal business of Yorktown is investing in equity securities of energy investments.
     Yorktown has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Yorktown has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     N/A
Item 4.   PURPOSE OF TRANSACTION.
     N/A
Item 5.   INTEREST IN SECURITIES OF THE ISSUER.
     (a)    As of December 20, 2005, Yorktown did not own any shares of common stock of the Company.
     (b)    N/A.
     (c)    Yorktown sold 1,936,725 shares to Yorktown Energy Partners VI, L.P., 136,710 shares to Lubar Equity Fund, LLC, 136,710 shares to Tecovas Partners V, L.P. and 68,355 shares to Murchison Capital Partners, L.P. for $2.20 per share on December 20, 2005.
     (d)    N/A
     (e)    N/A.
Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.
Item 7.   MATERIAL TO BE FILED AS EXHIBITS
None.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 30, 2005
YORKTOWN ENERGY PARTNERS II, L.P.

By:	Yorktown II Company LLC Its general partner

By: /s/ W. Howard Keenan

Name: W. Howard Keenan

Title: Member